Lemonade, Inc.

5 Crosby Street, 3rd Floor

New York, NY 10013

December 27, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Lemonade, Inc.

Registration Statement on Form S-4

File No. 333-261629

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Lemonade, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-261629), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on December 29, 2021, or as soon as possible thereafter. The Registrant hereby authorizes Marc D. Jaffe, Robert M. Katz or John J. Slater, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Katz at (212) 906-1609 or, in his absence, Mr. Slater, of Latham & Watkins LLP, at (212) 906-1675. Thank you for your assistance.

Very truly yours,

Lemonade, Inc.

/s/ Tim Bixby
Tim Bixby
Chief Financial Officer

cc:	Robert M. Katz, Latham & Watkins LLP
John J. Slater, Latham & Watkins LLP
Rajab S. Abbassi, P.C., Kirkland & Ellis LLP
Sophia Hudson, P.C., Kirkland & Ellis LLP
Edward J. Lee, P.C., Kirkland & Ellis LLP